U.S. COMMERCIAL CORP., S.A. DE C.V.


05007502

April 15, 2005.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the call for the Meetings of U.S. Commercial Corp., S.A. de C.V., related to the Shareholders General Ordinary and Extraordinary Assemblies, which they will be held on April 21, 2005.

Sincerely,

Quintín Humberto Botas Hernández
Attorney–in-fact

Alejandro Archundia Becerra
Attorney-in-fact

U.S. COMMERCIAL CORP., S.A. DE C.V.

CALL FOR

SHAREHOLDERS ORDINARY GENERAL ASSEMBLY

By agreement of the Board of Directors of U.S. COMMERCIAL CORP., S.A. DE C.V., reached in its meeting held on February 21, 2005, the shareholders of the company are called for a Shareholders Ordinary General Assembly, that shall be held April 21, 2005 at 13:10 hours in the building located in Vasco de Quiroga No. 3800 - 3rd floor, Col. Santa Fe / Antigua Mina La Totolapa, C.P. 05109 Mexico, Federal District, in order to deal with the issues set forth in the following

AGENDA

I. Presentation and, if such were the case, approval of the Board of Directors Report, for the fiscal year as of December 31, 2004, pursuant Article 172 of the Mexican Corporations Law (Ley General de Sociedades Mercantiles), including the financial statements of the company as of that date, the examiner's and audit committee report and the report on the subsidiaries of the company which includes a proposal for the distribution of profit. Resolutions to this regard.

II. Ratification, if such were the case, of the management of the Board of Directors for the fiscal year 2004 and appointment or ratification, if such were the case, of the persons that shall integrate the Board of Directors of the Company; and appointment or ratification, if such were the case, of the Examiners of the Company, Owner and Substitute; as well as, to decide upon the corresponding emoluments. Resolutions to this regards.

III. Appointment or ratification, if such were the case, of the persons that shall integrate the Committees of the Company; as well as to decide upon the corresponding emoluments. Resolutions to this regard.

IV. Proposal and, if such were the case, approval of the maximum amount of resources that could be assigned for the acquisition of own shares for the fiscal year 2005; as well as the proposal, and if such were the case, approval or ratification about the provisions and policies related to the acquisition of own shares. Resolutions to this regard.

V. Appointment of the delegates that shall execute all the formalities to fulfill the resolutions adopted by this Assembly, and in its case, to legalize them as appropriate. Resolutions to this regard.

The shareholders, in order to have the right to attend the Assembly, shall have to deposit, at the company's offices located in Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, Mexico, Federal District (Telephone 5328-5830), at the latest, on the business day prior to the day the Assembly is held (schedule from 10:00 A.M. to 6:00 P.M. business days), the share tittles or the deposit slips issued by a financial institution, domestic or foreign or by S.D. Indeval, S.A. de C.V., Institution for Securities Deposit, as well as all the other legal or tax requirements, as appropriate. Against delivery of the aforementioned documents, the shareholders admission card shall be issued, which shall have to be handed in to attend the Assembly. The securities firms and other securities depositors in the S.D. Indeval, S.A. de C.V., Institution for the Securities Deposit, are reminded that in order to obtain the aforementioned admission card, they shall present, if such were the case, a list containing the name, address, nationality and number of shares of the shareholders they represent.

From the day this Call is published, all the information and documents related to each one of the items of the Agenda, shall be made available to the shareholders, immediately and free of charge, at the offices of the

Secretary of the Board of Directors located in Blvd. Manuel Ávila Camacho #. 24, 7th floor. Lomas de Chapultepec, 11000 Mexico, Federal District, Telephone 5540-9225 (Schedule from 10:00 A.M. to 6:00 P.M. business days).

The shareholders can be represented by a representative duly authorized by a proxy statement pursuant Article 18 of the company's by-laws and Article 14 bis 3 fraction Six, subparagraph c of the Securities Market Act (Ley del Mercado de Valores). The persons attending on behalf of the shareholders, shall be able to prove their legal capacity by proxy statement stated in the forms produced by the issuer , that are made available to the securities market brokers that prove they have been granted the power to represent the shareholder of the issuer throughout the S.D. Indeval, S.A. de C.V., Institution for Securities Deposit, as well as at the address indicated in the immediate previous paragraph or at Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, Mexico, Federal District (Telephone 5328-5830), within the period of time set forth in Article 173 of the Mexican Corporations Law (Ley General de Sociedades Mercantiles).

Mexico, Federal District, March 28, 2005

Rafael Robles Miaja
Secretary of the Board of Directors
and Delegate of the Meeting